                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25


                                                Commission File Number 000-22571


                           NOTIFICATION OF LATE FILING

         (Check One): [x] Form 10-K  [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ] Form N-SAR

For Period Ended:     December 31, 1997
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:       N/A
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  Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________


                         PART I. REGISTRANT INFORMATION

Full name of registrant   Professional Transportation Group Ltd., Inc.
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Former name if applicable
                           N/A
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Address of principal executive office (Street and number)
                       5025 Derrick Jones Road, Suite 120
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City, State and Zip Code            Atlanta, Georgia  30349
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                        PART II. RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company is unable to complete the audit of its financial statements for the year ended December 31, 1997 and the Annual Report on Form 10-KSB without unreasonable effort and expense. The Company is in the process of obtaining a written waiver of its noncompliance with certain nonmonetary financial covenants contained in its loan agreement with SouthTrust Bank, N.A. Until the Company is able to obtain such written waiver, which it expects to receive within 15 calendar days of the Form 10-KSB's due date, the Company's independent public accountants are unable to issue their report on such financial statements because of the uncertainty of how to treat the Company's noncompliance with the financial covenants.


                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

   Jon H. Klapper                    404                       817-6146
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      (Name)                     (Area Code)             (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                    [x]Yes [ ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                    [x]Yes [ ]No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         There was a significant change in the results of operations of the registrant for 1997 as compared to 1996. In 1997, the registrant incurred a net loss of approximately $1.8 million as opposed to net income of approximately $184,000 in 1996. The net loss in 1997 was primarily attributable to the Company's operations in moving freight for the floorcovering industry, which operations the Company commenced under a marketing agreement with Carpet Transport, Inc., in November 1997.



                  Professional Transportation Group Ltd., Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date March 31, 1998                         By /s/ Peter C. Roth, CFO
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                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.


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